EXHIBIT 14

                        [CHEMICAL BANK LETTERHEAD]






March 21, 1996


Participants in the Guardsman Products, Inc. Dividend Reinvestment Plan

Dear Stockholder:

On March 4, 1996, Guardsman Products, Inc. entered into a Definitive Agreement pursuant to which Lilly Industries, Inc. will acquire all of the outstanding common stock of Guardsman. Under the terms of the agreement, documents outlining the tender offer were sent to all applicable shareholders on or about March 11, 1996. Pending the completion of the proposed merger, the Company has terminated the Guardsman Products, Inc. Dividend Reinvestment Plan, as provided for in the plan documents. Accordingly, for those stockholders currently participating in the plan as well as all other stockholders, enclosed is a check for the regular quarterly dividend payable to stockholders of record on March 7, 1996, payable on March 21, 1996, in the amount of $.09 per share. If you have made any voluntary contributions for the purchase of additional shares of Guardsman Products, Inc. Common Stock in the current quarter, a refund of your contribution or the return of your original check will be sent under separate cover. In addition, you will receive, within the next few days, stock certificates for any shares you currently hold in the plan with instructions on how to tender the shares.

Thank you very much for your interest and support of Guardsman.

Sincerely,

/s/ Jeffrey M. Suerth

Jeffrey M. Suerth
Vice President, Secretary